Exhibit 99.1

Qihoo 360 Announces Changes to Board Committee Composition

BEIJING, Feb. 27, 2012 — Qihoo 360 Technology Co. Ltd. (“Qihoo 360” or the “Company”) (NYSE: QIHU), a leading Internet company in China as measured by active user base, today announced changes to its board committee composition to comply with requirements of the New York Stock Exchange (“NYSE”) and the Securities and Exchange Commission with respect to the independence of board committee members.

Ms. Vivian Wenjiang Chen will replace Mr. Xiangdong Qi, president of the Company, on the audit committee of the board of directors of the Company. Ms. Chen also serves as a member of the corporate governance and nomination committee, and has been a member of the board of directors since September 2011.  Mr. Hong Chuan Thor will replace Mr. Hongyi Zhou, chairman and chief executive officer of the Company, on the compensation committee.  Mr. Thor also serves as the chairman of the corporate governance and nomination committee, and has been a member of the board of directors since February 2011.  Mr. Zhou and Mr. Qi will continue to serve on the board of directors of the Company.

The changes to board committee composition were to fully comply with Section 303A of the Corporate Governance Rules of the NYSE, which require a company listed on the NYSE to have board committees consisting only of independent directors, and Rule 10A-3 of the Securities Exchange Act of 1934, which requires the audit committee of a listed company to consist only of independent directors within one year of its listing date.

About Qihoo 360

Qihoo 360 Technology Co. Ltd. (NYSE: QIHU) is a leading Internet company in China as measured by its active user base. The Company is also the number one provider of Internet and mobile security solutions in China as measured by its active smartphone user base, according to iResearch. Qihoo 360 also provides users with secure access points to the Internet via its market leading web browsers and application stores. The Company has built one of the largest open Internet platforms in China. Qihoo 360 monetizes its massive user base primarily through online advertising and through Internet value-added services on its open platforms.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd.
Tel:	+86 10-5878-1574
E-mail:	ir@360.cn

Christensen
Mr. Tip Fleming
Tel:	+852 9212 0684
E-mail:	tfleming@ChristensenIR.com